Exhibit 99.2

Zhibao Technology Announces Participation in Key Investor Focused Events Q1 2025

Shanghai, China--(Newsfile Corp. – January 21, 2025) - Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced an online company investor day event on January 23, 2025, the Company’s participation in The Microcap Conference, held January 28-30, 2025 in Atlantic City, NJ, as well as the Skyline Signature Series, to be held virtually on February 6, 2025.

In presentations already conducted, the Company previewed Management’s expected earnings for the first half of FY 2025, including projected revenue growth of 60% with projected growth in gross, operating, and net profit. The number of B channels and C end users has also increased to 2,000 and 20 million, respectively, as of January 2025.

January 23: Investor Day

The Company will host an online investor day event on January 23, 2025 at 12pm Eastern Time. During this event, the Company management will present updates on the Company’s growth strategies and other initiatives, as well as share expected revenue for the first half of FY 2025. Please sign up for email alerts here to receive details of this upcoming event.

January 28-30: The Microcap Conference

The Microcap Conference is a large independent microcap event in the U.S., featuring three days of one-on-one investor meetings, company presentations, expert discussions, and nonstop networking—all set against the vibrant backdrop of the Borgata in Atlantic City. Zhibao Technology’s management team will be attending the event and delivering a live Company presentation on January 30, 2025 at 11am.

February 6: Skyline Signature Series

The Skyline Signature Series is a proprietary branded live virtual webinar event that provides public companies with a convenient and effective forum to communicate their story to a diverse audience of financial professionals through live CEO virtual presentations. Following Zhibao’s company presentation on February 6 at 12 pm ET, a Q&A session will be held where audience members will have the opportunity to submit their questions, which will then be answered live by Zhibao’s management team.

Anyone interested in attending this virtual Company presentation can register for the event by accessing the following link: Register Here

Zhibao Technology’s Chief Executive Officer, Mr. Botao Ma commented on these upcoming events, “We have kicked of the year with an intensive media and investor outreach campaign. The Company has been working diligently on our growth initiatives in recently. We are glad to have multiple venues and channels to share our expected growth in revenue, profit, B channels and C end users.”

“I am thrilled to have the opportunity to attend the upcoming Microcap Conference,” continued Mr. Ma. “This event brings together a dynamic ecosystem of investors, analysts, and industry leaders, creating an environment for Zhibao’s management team to connect and engage. We view this as a crucial opportunity to showcase our innovative solutions, build valuable relationships within the investment community, and effectively communicate our unique value proposition.”

“Furthermore, I am excited to be able to present at the Skyline Signature Series. This event provides a direct line of communication with our esteemed shareholders and I believe this is an valuable platform to share our latest achievements, discuss our strategic vision for the future, and address any shareholder questions.”

“Zhibao has a firm commitment to maintain open and transparent communication with our investors and those interested in our Company and our story. Through the events announced today, and future events, I hope to interact with many current and potential investors.”

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilize big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations Office

Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

Avenues Tower

1177 Avenue of the Americas, 5th floor

New York, NY 10036

Office: (646) 893-5835

Email: info@skylineccg.com

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